Exhibit 99.4




                     PERDIGAO'S NEW AGRO-INDUSTRIAL COMPLEX
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             COMPANY SIGNS PROTOCOL OF INTENTIONS WITH GOVERNMENT OF
                     GOIAS AND CITY GOVERNMENT OF MINEIROS



         PERDIGAO is to sign today, August 19, a protocol of intentions with the state government of Goias and the city government of Mineiros for the installation of an agro-industrial complex for turkey and chester(R) slaughtering and processing. The unit will comprise two slaughterhouses, a hatchery, an animal feed plant and a Distribution Center (CD). The complex is scheduled to begin operations in the second half of 2006 and is expected to reach full capacity by the second half of 2008.

         The initial amount of Perdigao's investment in the project is estimated at R$ 240 million, including investments in fixed assets and working capital. Work will be partially financed with resources provided under the government of Goias' Special Credit Program. In addition, the integrated outgrowers will invest a further R$ 270 million in the construction of 200 production modules financed through the Mid West Constitutional Fund (Fundo Constitucional do Centro-Oeste - FCO) and administered by the Banco do Brasil. All integrated outgrowers must have received environmental agency certification for the installation and operation of their production modules before work is allowed to begin and poultry accommodated.

         The Mineiros city government is to provide land for the installation of the industrial unit and is responsible for the necessary infrastructure for its operation. Perdigao is to set up a joint venture for the construction of a soybean crushing plant to supply the new complex.

         The protocol signing ceremony will take place in the Pedro Ludovico Palace in the presence of state governor Marconi Perillo, Mineiros city mayor, Laci Machado de Rezende and PERDIGAO's CEO, Nildemar Secches. According to Nildemar Secches, with the construction of the Mineiros unit, the Company aims to increase its production capacity in the light of the favorable outlook for exports and the unquestionable recovery in the domestic market. Consequently, the new project does not imply the closure of existing units currently in operation.

         "The Carambei complex (state of Parana), which is to continue its turkey processing activities, is to receive further investments during the year for improving


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                                  Exhibit 99.4


its production lines. The Capinzal (state of Santa Catarina) unit will increasingly specialize in the processing of higher value added poultry meat-based products for the international market", Secches added.



                            AN ADVANTAGEOUS LOCATION

         Various factors have contributed to the choice of Mineiros as the site for the new unit. Among these, particularly important are the ready supply of grains and labor, an extremely favorable climate and sanitary safety aspects.

         Mineiros is located in the southeast of the State, 430 kilometers from Goiania. The municipality has an area of 8,896 square kilometers with a population of approximately 45,000 inhabitants. The average local income is R$
810.25. The city is linked to two federal and two state highways. The agro-industrial complex is to be built in an area of 100 hectares, adjacent to the GO 359 highway, which runs from Mineiros to the Emas National Park.

                           MORE JOBS FOR THE MID WEST

         Already the largest employer in the Brazilian Mid West, PERDIGAO will generate approximately two thousand direct and six thousand indirect jobs. The new unit will have a processing capacity of 81,000 tons/year, equivalent to an increase in company sales of about R$ 550 million. The complex is expected to demand 210,000 tons/year of corn and 120,000 tons/year of soybean meal and create a better market for regional grain production - the principal basis of the local economy.

         PERDIGAO is to reforest approximately three thousand hectares to serve as raw material for energy output. The project is being developed using the most modern environmental management criteria.

         In accordance with the protocol, the Mineiros city government will be responsible for maintaining access roads to the production modules. Conversely, the Company is examining projects for strengthening the municipality's social structure, similar to that implemented at the Rio Verde complex.


Perdigao will use a system of multiplying agents for training its labor force and for skills upgrading of those responsible for the new production modules. The Company's efforts in this direction also have the support of qualification courses offered by the Rio Verde poultry farm school. A decision has already been taken to construct 200 new homes in Mineiros, as part of the Housing Program (Prohab).


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                                  Exhibit 99.4


This will avoid local housing prices being inflated by the prospect of increased migration attracted by new opportunities for work. The Company will also be implementing a Perdigao Recreational Sporting Club (Sociedade Esportiva e Recreativa Perdigao - SERP) to provide employee leisure facilities. The Mineiros city government will cede land for both building the new homes and for the installation of the SERP.




All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change